SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
 (Amendment No. __)*

Principal Financial Group, Inc.

(Name of Issuer)

Common Stock, $ 0.01 par value per share

(Title of Class of Securities)

 74251V 10 2

(CUSIP Number)

February 21, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74251V 10 2	13G	Page 2–––––––––– of ––––––5 Pages

1	Names of Reporting Persons Nippon Life Insurance Company
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan
Number of	5	Sole Voting Power 18,137,000
Shares	6	Shared Voting Power 0
Beneficially	7	Sole Dispositive Power 18,137,000
Owned by Each Reporting Person With	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,137,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 7.0%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 74251V 10 2	13G	Page 3–––––––––– of ––––––5 Pages

Item 1(a).	Name of Issuer:

Principal Financial Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

711 High Street
Des Moines, IA 50392

Item 2(a).	Name of Person Filing:

This statement is being filed by:

Nippon Life Insurance Company, the holder of an aggregate of 18,137,000 shares of the issuer’s common stock.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Nippon Life Insurance Company:

3-5-12 Imabashi
Chuo-ku
Osaka, 541-8501, Japan

Item 2(c).	Citizenship:

Nippon Life Insurance Company is a mutual company organized under the laws of Japan.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e).	CUSIP Number:

74251V 10 2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Nippon Life Insurance Company:

(a)	Amount beneficially owned: 18,137,000

(b)	Percent of class: 7.0%

CUSIP No. 74251V 10 2	13G	Page 4–––––––––– of ––––––5 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 18,137,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 18,137,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74251V 10 2	13G	Page 5–––––––––– of ––––––5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2008

Nippon Life Insurance Company

/s/ Tetsuo Takashima
By: Tetsuo Takashima
Title: Chief Manager,
Securities Operations Department